NOVEA, INC.

11 Cypress Point

Amarillo, Texas 79124

August 18, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novea, Inc.

Offering Statement on Form 1-A

File No. 024-10577

Dear Sir or Madam:

On behalf of Novea, Inc. (the “Company”), I hereby request acceleration of the effective date and time of Parts I, II and III of the above-referenced offering statement to 2:00 p.m., Eastern Time, Tuesday, August 23, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Howard Nunn

Howard Nunn

Chief Executive Officer